Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 28 February 2025 - 07:00 CET

Sunrise achieves solid results as well as its 2024 financial targets and plans to increase cash flow and dividends for 2025

•	Strong commercial performance in 2024 with significant net customer growth of +159,000 mobile postpaid1 and around +31,000 Internet[1] subscriptions. Increased customer loyalty supported growth.

•

Financial result as expected and 2024 financial targets achieved. Compared to the previous year (YoY): revenue decreased slightly (-0.6%), Adj. EBITDAaL[2] increased slightly (+0.7%), P&E Additions (CAPEX3) decreased (-5.2%) and accounted for 16.9% of revenue, Adj. FCF grew by +2.8%. The annual result was supported by the commercial performance in the fourth quarter.

•	Proposed dividend payment[4,5] for 2024 totalling c. CHF 240 million. Dividend per Sunrise Class A share of CHF 3.33 and per Sunrise Class B share of CHF 0.33.

•	Net debt ratio as of 31 December 2024 of 4.4x Adj. EBITDAaL[2].

•	2025 guidance confirmed: broadly stable revenue, stable to low single-digit Adj. EBITDAaL[2] growth, share of investments (CAPEX3) in revenue 15%-16%, Adj. FCF[2] of CHF 370-390 million[6].

•	Expected dividend in 2026[5,9] for the 2025 financial year: increase of 2.7% to CHF 3.42 per Sunrise Class A share and c. CHF 0.34 per Sunrise Class B share.

•	Commercial highlights: Device-as-a-Service innovations led to an increase in the fourth quarter of more than +7% YoY in device sales, bucking the market trend.

•	Annual report 2024 including sustainability report 2024 published.

Consolidated results table for full year 2024

	12 months 2023	12 months 2024	Change
Revenue (CHF million)	3,035.2	3,018.0	(0.6%)
Residential customers	2,247.1	2,173.1	(3.3%)
Business customers and wholesale	776.6	830.3	6.9%
Infrastructure & support functions	11.5	14.6	27.0%

Adjusted EBITDAaL[2]	1,022.8	1,029.9	0.7%
P&E Additions (CAPEX3)	537.7	509.9	(5.2%)
Adjusted EBITDAaL less P&E Additions (CAPEX3)	485.1	520.5	7.2%
Adjusted FCF	352.5	362.5	2.8%

Note: The key financial figures are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found here in the appendix.

André Krause, CEO of Sunrise, is pleased: «The annual results are as expected and we fully achieved our guidance. After an action-packed year with a successful spin-off, our excellent networks and a pipeline full of innovations have driven a sustained commercial momentum in the fourth quarter and we successfully closed the year 2024. For the year 2025, we confirm the 2025 guidance that was given at last year’s Capital Markets Day and we would like to offer shareholders a progressive dividend.»

1/5

Sustained customer growth

Sunrise continued its customer growth in the 2024 financial year. In the mobile postpaid1 segment, net growth amounted to around +6.0% with +159,000 RGUs (revenue generating units). In the broadband Internet1 segment, net growth was around +2.4% with +31,000 RGUs. The proportion of broadband customers who also used a Sunrise mobile postpaid offer continued to display a positive trend. The fixed-mobile convergence rate (FMC7) rose by 1.4 percentage points year-on-year to 57.1%.

In the final quarter, net growth of +59,000 mobile postpaid1 RGUs was recorded, including a one-off effect from the business customer segment (+26,000), which corresponds to adjusted growth of around +33,000 RGUs. In the Internet segment1, Sunrise remained on course to grow for the fifth quarter in succession with net +10,000 Internet RGUs.

Growth was supported by increased customer loyalty. Churn was reduced by over 10% compared to the previous year. As of 31 December 2024, Sunrise had around 3.13 million mobile, 1.32 million broadband Internet and 1.0 million enhanced TV RGUs.

Innovations promote growth

Over the course of the 2024 financial year, a revamped youth offering, online-only offerings, additional services for Internet security and high-profile advertising campaigns featuring Roger Federer and Marco Odermatt supported the momentum of customer growth.

The innovative Device-as-a-Service offerings Smart Upgrade and Flex Upgrade make smartphones more affordable with monthly payments and offer maximum flexibility with trade-in and repair options. They supported commercial performance in the fourth quarter: device sales were more than +7% higher YoY, bucking the industry trend. Smart Upgrade and Flex Upgrade accounted for more than 65% of mobile phone sales.

In November 2024, Sunrise also launched the Sunrise TV Shop as an integral part of the TV offering. It provides a very simple way to purchase and flexibly manage any streaming services integrated on Sunrise TV. Sunrise has doubled the number of over-the-top (OTT) partnerships. Advertising campaigns with Disney+ and Netflix are strengthening the position of Sunrise TV as a central platform for all entertainment needs, which helps to boost customer loyalty. The exclusive oneplus Sunrise Edition, which now also offers Paramount+ content, is also part of the Sunrise TV Shop.

Financial result as expected – annual targets for 2024 achieved

In the 2024 financial year, revenue declined slightly (-0.6% YoY) and totalled CHF 3,018.0 million. As expected, it was influenced by the ongoing price harmonisation in the customer base and the absence of the effect of the price increase in the second half of the year. In the residential customer segment, there was a decline in revenue of -3.3% YoY, which was largely offset by revenue growth of +6.9% YoY in the business and wholesale segment. In the fourth quarter of 2024, revenue recorded a moderate decline of -1.3% YoY and reached CHF 784.7 million.

Adjusted EBITDAaL2 grew slightly by +0.7% YoY to CHF 1,029.9 million in the 2024 financial year thanks to optimised operating costs, lower hardware costs and the phasing out of the effect of «costs to capture». In the fourth quarter, Adj. EBITDAaL2 fell slightly by -0.7% YoY to CHF 249.6 million. The decline in revenue in the residential customer business was also largely offset by cost optimisations. However, the sharp rise in energy, rental, insurance and construction costs, for example, could not be fully offset.

Adjusted EBITDAaL less P&E Additions grew by +7.2% YoY to CHF 520.0 million in the 2024 financial year, supported primarily by lower investments (CAPEX3) and expiring «costs to capture» effects. In the fourth quarter, the same effects resulted in accelerated growth in Adj. EBITDAaL less P&E Additions of +15.0% YoY to CHF 108.2 million.

Sunrise made investments (CAPEX3) totalling CHF 509.9 million (-5.2% YoY) over the 2024 financial year. They thus amounted to 16.9% of annual revenue. In the fourth quarter of 2024, investments totalled CHF 141.4 million (-10.1% YoY).

2/5

Adjusted FCF benefited from the positive EBITDAaL2 trend throughout the 2024 financial year and grew by +2.8% YoY to CHF 362.5 million. In the fourth quarter, there was strong growth (+21.1% YoY) to CHF 243.6 million. FCF growth benefited in particular from lower capital expenditure and a positive one-off effect on net working capital from the securitisation of receivables.

Consolidated results table for the fourth quarter of 2024

	Q4 2023	Q4 2024	Change
Revenue (CHF million)	795.4	784.7	(1.3%)
Residential customers	579.6	554.3	(4.4%)
Business customers and wholesale	207.4	221.1	6.6%
Infrastructure & support functions	8.4	9.3	10.7%

Adjusted EBITDAaL[2]	251.2	249.6	(0.7%)
P&E Additions (CAPEX3)	157.2	141.4	(10.1%)
Adjusted EBITDAaL less P&E Additions (CAPEX3)	94.0	108.2	15.0%
Adjusted FCF	201.1	243.6	21.1%

Net increase in RGUs (in thousands)
Mobile postpaid[1]	27	59	118.5%
Internet[1]	2	10	400%
FMC[7] (in % of base)	55.7%	57.1%	1.4pp

Note: The key financial figures are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found here in the appendix.

The financial results for 2024 developed in line with expectations in this transition year and all financial targets were achieved.

Net debt ratio reduced to 4.4x Adjusted EBITDAaL2 at the end of 2024

Compared to 30 September 2024, Sunrise achieved a reduction in net debt of around CHF 1.5 billion, following the reduction in gross debt of around CHF 1.2 billion at the end of October 2024 through a capital contribution from Liberty Global and an additional cash contribution of CHF 50 million prior to the spin-off as well as a contribution from FCF of Sunrise. This reduced the net leverage ratio as of 31 December 2024 to 4.4x Adj. EBITDAaL2. Sunrise is pursuing a clear strategy to reduce debt in the medium term to a range of 3.5-4.5x Adj. EBITDAaL2 and intends to use part of the Adj. FCF for further debt reduction as part of the capital allocation.

Dividend payment for the 2024 financial year totalling c. CHF 240 million

Sunrise will propose to the Annual General Meeting on 13 May 2025 the distribution of a dividend of CHF 3.33 per Sunrise Class A share and CHF 0.33 per Sunrise Class B share for the 2024 financial year. This would result in a total payout of c. CHF 240 million, as announced at last year’s Capital Markets Day. Dividends will be exclusively paid out of reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the dividend for the 2024 financial year will not be subject to Swiss Withholding Tax of 35%. For Swiss resident individuals holding the shares as private assets, the dividend is in principle not subject to Swiss income tax. Sunrise expects this tax treatment to continue for c. the next five years.

3/5

Improved debt maturity profile

In January 2025, Sunrise issued a new sustainability-linked Term Loan B (long-term loan) in the amount of USD 1.3 billion maturing in 2032 to refinance the existing Term Loan B in USD maturing in 2029 and to partially refinance the existing Term Loan B in EUR maturing in 2029. This extended the maturity profile of the debt, with approximately 77% of the debt maturing after 2029 and approximately 27% of the debt maturing in 2032 and the weighted average cost of debt falling from 3.0%8 to 2.8%8.

Confirmed guidance for the 2025 financial year:

•	Revenue growth: broadly stable

•	Adjusted EBITDAaL[2]: stable to low-single-digit growth

•	CAPEX/revenue: 15-16% of revenue

•	Adjusted FCF[2]: CHF 370-390 million[6]

•

Expected dividend in 2026 (for the 2025 financial year): CHF 3.42 per Sunrise Class A share and c. CHF 0.34 per Sunrise Class B share.[9] A progressive dividend policy and a payout of up to 70% of Adjusted FCF are targeted.

[1]

Net additions of residential customers and B2B. Mobile postpaid net additions include a large contribution from B2B Large Enterprise. 26,000 net additions were generated by a one-off effect in B2B Large Enterprise in connection with a commercial renewal agreement.

[2]

Quantitative reconciliations to net income/loss (including net income/loss growth rates) and cash flow from operating activities for the Adjusted EBITDA, Adjusted EBITDAaL and Adjusted FCF forecasts cannot be provided without undue effort because neither (i) certain non-cash income and expenses, including: the components of non-operating income/expense, depreciation and amortisation and impairment, restructuring and other operating items included in net income/loss from continuing operations, nor (ii) specific changes in working capital that affect cash flow from operating activities are included.

[3]	Excluding additions from rental expenses and ice hockey rights.
[4]	Subject to approval by the Annual General Meeting of Sunrise.
[5]

Dividends will be exclusively paid out of reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the dividend for the 2024 financial year will not be subject to Swiss Withholding Tax of 35%. For Swiss resident individuals holding the shares as private assets, the dividend is in principle not subject to Swiss income tax. Sunrise expects this tax treatment to continue for c. the next five years.

[6]

In Q4 2024, Sunrise reached a pre-final tax settlement with the tax authority of the Canton of Zurich, covering the financial years 2019-2024 and amounting to around CHF 60 million. Most of the cash amount has been pre-funded by Liberty Global as part of the legal spin-off. As a result, Sunrise has recognised taxes from previous years in the current period, which will be cash settled via amended returns on a cantonal basis largely during 2025 (~CHF 40 million), with the remainder mainly impacting 2026 (~CHF 20 million).

[7]

Fixed-mobile convergence represents the number of residential customers who have subscribed to both a fixed broadband Internet service and a prepaid or postpaid mobile service, divided by the total number of customers who have subscribed to a fixed broadband Internet service.

[8]	Excluding vendor financing and commitment fees.
[9]	To be proposed by the Sunrise Board of Directors upon achieving the guidance for the 2025 financial year and subject to the approval of the Sunrise Annual General Meeting.

The key financial figures are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found here in the appendix.

The investor presentation will be published on the Sunrise Investor Relations website shortly before the start of the live conference call and webcast for analysts and investors at 14:30 CET.

Together with the annual results for 2024, Sunrise also published its 2024 annual report including the 2024 sustainability report in English on the Sunrise Investor Relations website under «Reports».

Sunrise Investor Relations	Sunrise Media Relations
Alex Herrmann +41 58 777 61 00	0800 333 000
investor.relations@sunrise.net	media@sunrise.net

4/5

ABOUT SUNRISE

Sunrise Communications AG («Sunrise») is Switzerland’s leading challenger, with a strong number two position in the Swiss telecommunications market, and is listed on the SIX Swiss Exchange (SUNN).

By providing the most comprehensive fixed network access and a world-class mobile network delivering the highest gigabit coverage in Switzerland, Sunrise stands out as a premium and scaled company. Based on its best-in-class, future-fit networks, Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers and empowers business customers with 360° communications and integrated ICT solutions for connectivity, security and IoT from a single source, thereby advancing their digitalisation.

At the end of December 2024, the Sunrise customer base included around 3.1 million mobile, 1.3 million broadband and 1.0 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of our customers.

www.sunrise.ch

Forward-looking statements

This media release contains statements that constitute «forward-looking statements», including but not limited to Sunrise’s business outlook or anticipated financial performance. While these forward-looking statements represent Sunrise’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from Sunrise’s expectations. Sunrise’s business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by Sunrise and filings made by Sunrise with the SEC, including the risk factors to be filed on Form 20-F for the Sunrise Communications AG Annual Report for 2024. Sunrise is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

5/5

Rebase information (1)

Rebase Information

Rebase results, which are non-IFRS measures, are presented as a basis for assessing growth rates on a comparable basis. Rebase information is provided to show the results of the business without the impact of certain acquisition-related, transaction-related, or certain other amounts that are not organic in nature to the results of the business by adjusting prior period amounts to the same extent these transactions impact the current period amounts. The rebase results below do not include transaction specific adjustments based on expectation of future impacts to the business as a result of the Sunrise spin, for example, any incremental costs of Sunrise being a separately listed company or the impact of any future service agreement between Liberty Global and Sunrise, etc. For purposes of calculating rebased results on a comparable basis for acquisition-related, transaction-related and certain other impacts incurred by the business during 2024, the historical Revenue, Adjusted EBITDAaL and Adjusted EBITDAaL less P&E Additions for the years ended December 31, 2024 and 2023 have been adjusted to reflect the impact of these transactions to the same extent the Revenue, Adjusted EBITDAaL and Adjusted EBITDAaL less P&E Additions were impacted during 2024. Investors should view rebased results as a supplement to, and not a substitute for, IFRS measures of performance included in Sunrise’s consolidated statements of operations.

	Year ended December 31, 2024				Year ended December 31, 2023
	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions
	CHF in millions
As Reported	3,018.0	1,221.5	1,022.1	512.2	3,035.2	1,239.5	1,043.6	505.9
Pension Curtailment (1)	—	—	—	—	—	(13.5)	(13.5)	(13.5)
Transaction Related Costs (2)	—	7.8	7.8	7.8	—	(3.1)	(3.1)	(3.1)
Transitional Services Agreements (3)	—	—	—	—	—	(4.3)	(4.3)	(4.3)

Rebased Results	3,018.0	1,229.3	1,029.9	520.0	3,035.2	1,218.7	1,022.8	485.1

(1)

During the fourth quarter of 2023, Sunrise recognized a gain related to a pension curtailment as a result of certain one-time restructuring activities. The above adjustment reverses the effect of this one-time gain as to not impact the underlying growth rates of the business for this non-organic impact.

(2)

Represents certain one-time Sunrise Spin-Off related costs during 2024 or recurring Spin-Off related standalone costs (adjusted in the prior year comparison). The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs as to not impact the underlying growth rates of the business for this non-organic impact.

(3)

Represents one or more transitional services agreements pursuant to which LGE will provide Sunrise various administrative services to ensure an orderly transition following the spin-off. The services to be provided by LGE will include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The expected terms of the services are up to five years following the spin-off, depending on the individual service elements. In addition, the transitional service agreements with a five-year term are subject to an early termination right on the fourth anniversary thereof; The aggregate charges expected to be payable by Sunrise under the transitional services agreements will decrease during the term and are approximately CHF 30.0 million for the first year.

Q4 / FY 2024 Results | 28 February 2025	1

Rebase information (2)

Rebase Information

Rebase results, which are non-IFRS measures, are presented as a basis for assessing growth rates on a comparable basis. Rebase information is provided to show the results of the business without the impact of certain acquisition-related, transaction-related, or certain other amounts that are not organic in nature to the results of the business. As such, rebase results below do not include future transaction specific adjustments, for example, any future incremental costs of Sunrise being a separately listed company or the impact of any future service agreement between Liberty Global and Sunrise, etc. Investors should view rebased results as a supplement to, and not a substitute for, IFRS measures of performance included in

Sunrise’s consolidated statements of operations.

	Three months ended March 31, 2024				Three months ended June 30, 2024				Three months ended September 30, 2024				Three months ended December 31, 2024
	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions
	CHF in millions
As Reported	746.8	297.9	248.1	117.4	737.5	306.1	256.1	129.6	749.0	323.2	273.4	162.1	784.7	294.3	244.5	103.1
Pension Curtailment (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Related Costs (2)	—	0.9	0.9	0.9	—	0.8	0.8	0.8	—	1.0	1.0	1.0	—	5.1	5.1	5.1
Transitional Services Agreements (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Rebased Results	746.8	298.8	249.0	118.3	737.5	306.9	256.9	130.4	749.0	324.2	274.4	163.1	784.7	299.4	249.6	108.2

	Three months ended March 31, 2023				Three months ended June 30, 2023				Three months ended September 30, 2023				Three months ended December 31, 2023
	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions

As Reported	747.4	293.2	244.4	106.6	733.3	303.3	253.9	143.8	759.1	322.2	273.3	140.7	795.4	320.9	272.1	114.9
Pension Curtailment (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	(13.5)	(13.5)	(13.5)
Transaction Related Costs (2)	—	—	—	—	—	—	—	—	—	—	—	—	—	(3.1)	(3.1)	(3.1)
Transitional Services Agreements (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4.3)	(4.3)	(4.3)

Rebased Results	747.4	293.2	244.4	106.6	733.3	303.3	253.9	143.8	759.1	322.2	273.3	140.7	795.4	300.0	251.2	94.0

(1)

During the fourth quarter of 2023, Sunrise recognized a gain related to a pension curtailment as a result of certain one-time restructuring activities. The above adjustment reverses the effect of this one-time gain as to not impact the underlying growth rates of the business for this non-organic impact.

(2)

Represents certain one-time Sunrise Spin-Off related costs during 2024 or recurring Spin-Off related standalone costs (adjusted in the prior year comparison). The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs as to not impact the underlying growth rates of the business for this non-organic impact.

(3)

Represents one or more transitional services agreements pursuant to which LGE will provide Sunrise various administrative services to ensure an orderly transition following the spin-off. The services to be provided by LGE will include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The expected terms of the services are up to five years following the spin-off, depending on the individual service elements. In addition, the transitional service agreements with a five-year term are subject to an early termination right on the fourth anniversary thereof; The aggregate charges expected to be payable by Sunrise under the transitional services agreements will decrease during the term and are approximately CHF 30.0 million for the first year.

Q4 / FY 2024 Results | 28 February 2025	2

Non-IFRS Reconciliations

	Three months ended				Three months ended
	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23
	CHF in millions
Adjusted EBITDA and Adjusted EBITDAaL:
Net income (loss)	(127.2)	(73.7)	(18.3)	(142.7)	(58.2)	(76.5)	(68.5)	(109.0)
Income tax expense (benefit)	(11.8)	19.8	6.1	(30.8)	(15.2)	(16.1)	(14.9)	(13.7)
Share of losses (gains) of affiliates	0.2	0.1	2.3	(3.9)	(1.2)	0.2	2.3	(1.0)
Net financial expense (income)	160.0	83.3	51.7	189.9	91.0	84.4	115.3	91.8

Operating income (loss)	21.2	29.5	41.8	12.5	16.4	(8.0)	34.2	(31.9)
Depreciation and amortization (non-lease related)	233.0	232.1	230.2	222.6	222.5	265.1	249.7	254.8
Depreciation of right-of-use assets	32.9	33.1	33.0	30.7	32.1	31.9	32.2	31.8
Share-based compensation expense	4.8	5.2	4.9	4.2	5.3	6.9	5.1	5.2
Impairment, restructuring and other operating items	6.0	6.2	13.3	24.3	16.8	7.3	1.1	61.0

Adjusted EBITDA	297.9	306.1	323.2	294.3	293.2	303.3	322.3	320.9
Lease-related expenses	(49.8)	(50.0)	(49.8)	(49.8)	(48.8)	(49.4)	(49.0)	(48.8)

Adjusted EBITDAaL	248.1	256.1	273.4	244.5	244.4	253.9	273.3	272.1

	Three months ended				Three months ended
	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23
	CHF in millions
Adjusted EBITDAaL less P&E Additions:
Adjusted EBITDAaL	248.1	256.1	273.4	244.5	244.4	253.9	273.3	272.1
Property and Equipment Additions	130.7	126.5	111.3	141.4	137.8	110.1	132.6	157.2
Recognition of sports broadcasting rights	—	—	—	—	—	—	—	—

P&E excluding the recognition of sports broadcasting rights	130.7	126.5	111.3	141.4	137.8	110.1	132.6	157.2

Adjusted EBITDAaL less P&E Additions	117.4	129.6	162.1	103.1	106.5	143.8	140.7	114.9

	Three months ended				Three months ended
	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23
Adjusted Free Cash Flow:
Net cash provided by operating activities	246.1	305.1	268.9	459.0	323.7	332.2	210.7	334.9
Interest paid	(131.8)	(85.8)	(132.0)	(70.6)	(138.5)	(75.9)	(128.3)	(79.8)
Interest-related derivative receipts (payments)	26.8	65.5	28.4	52.0	30.8	58.3	24.5	60.9
Vendor financing additions (i)	55.2	82.7	117.4	108.1	61.3	55.5	44.5	109.9
Capital expenditures	(146.3)	(99.4)	(119.9)	(175.5)	(132.5)	(62.1)	(138.9)	(134.5)
Principal payments on vendor financing	(89.9)	(73.0)	(105.5)	(108.6)	(92.7)	(78.7)	(87.4)	(37.8)
Payments of lease liabilities	(20.1)	(22.5)	(51.1)	(20.7)	(12.3)	(17.2)	(25.7)	(52.4)

Adjusted Free Cash Flow	(60.0)	172.6	6.2	243.7	39.8	212.1	(100.6)	201.2

(i)

For purposes of Sunrise’s consolidated statements of cash flows, vendor financing additions represent operatingrelated expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its consolidated statements of cash flows. For purposes of its Adjusted Free Cash Flow definition, Sunrise (A) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor as its actual net cash available at that time is not affected and (B) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

	Year ended December 31,
	2024	2023
Adjusted EBITDA and Adjusted EBITDAaL:
Net income (loss)	(361.9)	(312.2)
Income tax expense (benefit)	(16.7)	(59.9)
Share of losses (gains) of affiliates	(1.3)	0.3
Net financial expense (income)	484.9	382.5

Operating income (loss)	105.0	10.7
Depreciation and amortization	917.9	992.1
Depreciation of right-of-use assets	129.7	128.0
Share-based compensation expense	19.1	22.5
Impairment, restructuring and other operating items	49.8	86.2

Adjusted EBITDA	1,221.5	1,239.5
Lease-related expenses	(199.4)	(195.9)

Adjusted EBITDAaL	1,022.1	1,043.6

	Year ended December 31,
	2024	2023
Adjusted EBITDAaL less P&E Additions:
Adjusted EBITDAaL	1,022.1	1,043.6
Property and Equipment Additions	509.9	537.7
Recognition of sports broadcasting rights	—	—

P&E excluding the recognition of sports broadcasting rights	509.9	537.7

Adjusted EBITDAaL less P&E Additions	512.2	505.9

	Year ended December 31,
	2024	2023
Adjusted Free Cash Flow:
Net cash provided by operating activities	1,279.1	1,201.5
Interest paid	(420.2)	(422.5)
Interest-related derivative receipts (payments)	172.7	174.5
Vendor financing additions (i)	363.4	271.2
Capital expenditures	(541.1)	(468.0)
Principal payments on vendor financing	(377.0)	(296.6)
Payments of lease liabilities	(114.4)	(107.6)

Adjusted Free Cash Flow	362.5	352.5

(i)

For purposes of Sunrise’s consolidated statements of cash flows, vendor financing additions represent operatingrelated expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its consolidated statements of cash flows. For purposes of its Adjusted Free Cash Flow definition, Sunrise (A) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor as its actual net cash available at that time is not affected and (B) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

Q4 / FY 2024 Results | 28 February 2025	3